Exhibit 99.1

Trina Solar Announces Results of 2014 Annual General Meeting of Shareholders

CHANGZHOU, China, August 29, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (PV) modules, solutions and services, announced today that it held its 2014 annual general meeting of shareholders on August 28, 2014. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders approved:

1.              Re-election of Mr. Jifan GAO as a director of the Company;

2.              Re-election of Mr. Li Ping QIU as a director of the Company;

3.              Increase of the number of authorized shares for grant under the Company’s Share Incentive Plan from 352,718,350 ordinary shares to 552,718,350 ordinary shares; and

4.              Appointment of KPMG as an auditor of the Company to audit the accounts of the Company for the fiscal year ending December 31, 2014 and that the board of directors or the audit committee of the board of directors of the Company shall fix the fee for KPMG.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Email: teresa.tan@trinasolar.com	Brunswick Group Ilse Schache Phone: + (86) 10-5960-8600 (Beijing) Email: trina@brunswickgroup.com

Yvonne Young Investor Relations Director Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com